UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Crexendo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

226552107
(CUSIP Number)

Bryan J. Dancer
10983 Granada Lane, Suite 300
Overland Park, KS 66211
913.647.8901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box  [   ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-
7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
CUSIP
No.
226552107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bryan J. Dancer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [   ]
(b)  [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

OO
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

[  ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER


2,471,538(1)

8
SHARED VOTING POWER




9
SOLE DISPOSITIVE POWER


2,471,538 (1)

10
SHARED DISPOSITIVE POWER



11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,471,538
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

[  ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8% (2)
14
TYPE OF REPORTING PERSON (See Instructions)

IN

(1) Includes (i) 2,461,538 shares of Common Stock issued in accordance with the Acquisition Agreement, as described below, and (ii) 10,000 shares of Common Stock issuable upon exercise of certain stock options held by the Reporting Person individually, that were approved by the Board of Directors on November 11, 2022, subject to the vesting schedule as set forth below.

(2) Calculated in accordance with Rule 13d-3, based upon (i) 22,756,167 shares of Common Stock issued and outstanding as of October 31, 2022, as reported in the Form 10-Q of the Issuer (defined below) filed with the Securities and Exchange Commission (SECon November 10, 2022; plus
(ii) 2,461,538 shares of Common Stock issued in connection with the Acquisition Agreement (defined below), as disclosed in the Issuer?s Current Report on Form 8-K/A filed with the SEC on October 21, 2021; plus (iii) 10,000 shares of Common Stock underlying the stock options held by the Reporting Person, which options will vest as set forth below.


Item 1.	Security and Issuer
This statement on Schedule 13D (Schedule 13D) relates to shares of the common stock, par value $0.001 per share (Common Stock), of Crexendo, Inc., a Nevada Corporation (the Issuer), with its principal corporate office at 1615 S. 52nd Street Tempe, AZ 85281.
Item 2.	Identity and Background
(a)	This statement is being filed by Bryan J. Dancer, an
Individual (the Reporting Person).
(b)	The business address of the Reporting Person is 10983 Granada
Lane, Suite 300, Overland Park, KS 66211.
(c)	The Reporting Person is an Executive Vice President of the
Issuer.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors).
(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such
proceeding was or is subject to a judgment, decree or final
order enjoining future violations of, or prohibiting or
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Considerations
On October 17, 2022, Bryan J. Dancer (in his capacity as the Sole
Member and President & CEO of Allegiant Networks, LLC, a Kansas
Limited Liability Company (Allegiant)) entered into an Acquisition Agreement with Crexendo, Inc. (Crexendo) to sell 100% of the outstanding Membership Units of Allegiant to Crexendo. As partial consideration for the merger, the Issuer issued 2,461,538 shares of Common Stock to Reporting Person November 1, 2022, the closing date of the transaction. The Shares issued to the Reporting Person are fully restricted for a period of 6 months from the date of and subject to a lock-up thereafter. Pursuant to the lock-up agreement, after 6 months, 25% of the shares will be permitted to be sold, with an additional 25% permitted to be sold every 6-month period thereafter.
In addition, on November 11, 2022, the Reporting Person received and option grant of 10,000 stock options. The options have a strike price of $2.35 and will vest monthly over 36 months, with the first vesting date being December 11, 2022. The stock options have a ten-year term and will expire on November 10, 2032.
Item 4.	Purpose of Transaction
The shares were acquired as part of the acquisition of Allegiant by Crexendo and the stock option grant on November 11, 2022.
Item 5.	Interest in Securities of the Issuer
(a)	The Reporting Person owns 2,461,538 shares of common stock. The shares are fully restricted as described in Item 3. above. The
Reporting Person has also received an option grant of 10,000 stock options, subject to a 36-month vesting period, as described in Item 3. above.
(b)	The shares were issued to Bryan J. Dancer and his spouse Jeanna
Dancer. The shares were issued under Reporting Person?s social security number and the Reporting Person has sole voting and disposition power over the 2,461,538 shares of Common Stock. The inclusion of Jeanna Dancer on the stock issuance was done for estate planning purposes only.
(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Common Stock of Issuer during the past 60 days.
(d)	Except as set forth in Item 5.b., no other person is known to the
Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreement set forth under Item 7 are incorporated herein by reference. Other than the Acquisition Agreement described, to the best of the Reporting Person?s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder?s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
Item 7.	Material to Be Filed as Exhibits
Exhibit No.			Description
1	Acquisition Agreement dated October 17, 2022, by and
among Crexendo, Inc., Bryan J. Dancer, and Allegiant
Networks, LLC. (incorporated by reference to Exhibit
10.1 to the Issuers Current Report on Form 8-K/A,
filed with the Commission on October 21, 2022).
2	Press Release (incorporated by reference to Exhibit
99.1 to the Issuers Current Report on Form 8-K/A, filed with the Commission on October 21, 2022).


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 29, 2022

Dated

/s/ Bryan J. Dancer

Signature

Bryan J. Dancer, Executive Vice
President

Name/Title


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